


SEC MAIL
RECEIVED
PROCESSING
SECTION
MAY 25 2005
152
WASH. D.C.

PRICER

PRESS RELEASE

from Pricer AB (publ) May 18, 2005


SEC MAIL
RECEIV
MAY
198

Pricer's rights issue fully subscribed

The proceeds of Pricer's rights issue amounted to SEK 93.4M before issue costs, of which approximately 97 percent was subscribed on the basis of existing shareholders' prior rights. The remaining shares issued, corresponding to some SEK 2.8M, are allotted to applicants wishing to subscribe without prior rights. Applications amounts to SEK 57.7M, corresponding to an over-subscription of 62 percent, and the allotment of the remaining shares are made to shareholders who participated in the rights issue, taking into account the proportion of subscribed shares using prior rights. No shares are allotted on the basis of the guarantees referred to in the issue prospectus. A total of 186,811,613 series B shares were issued via the rights issue.

Over and above this, 7,085,746 series B shares were issued directed to members of the consortium which has guaranteed that the rights issue stated above was fully subscribed. A share issue of 1,347,667 shares to Sagri Development AB was decided by the AGM with an issue price set to SEK 1.04. An additional 5,738,079 shares directed to the other guarantors have also been issued based on the authorization given by the AGM, where the issue price was set to SEK 1.09, taking into account the share price at the end of the subscription period.

Following the three issues, the share capital amounts to SEK 75,433,220.00 and the number of shares to 754,332,200. Trading in the newly issued shares is expected to start on Stockholmsbörsen's "O" list in the beginning of June 2005.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

Pricer, founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.

With the largest product range on the market, Pricer's ESL systems are installed in more than 750 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe, Japan and the USA. Pricer, in co-operation with competent partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the Stockholm Stock Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993